1st Net Technologies, Inc.

1869 W. Littleton Boulevard Littleton, Colorado 80120

Date:	February 12, 2005

To:	Securities and Exchange Commission
Washington, D.C. 20549
ATTN: Robert Bell
Staff Attorney - Legal

Subject:	Response to comments, your letter dated February 10, 2005
to James H. Watson, Jr., Chief Executive Officer, 1st Net Technologies, Inc.

Reference:	1st Net Technologies, Inc.
Preliminary Schedule 14A
Filed August 27, 2004, January 7, 2005 and January 14 2005
Definitive Schedule 14A
Filed January 19, 2005
File No. 0-27145

Response and actions taken regarding the subject SEC letter and comments as pertaining to the referenced 1st Net Technologies, Inc. Schedule 14A filings.

Our response conforms to the format of your subject letter for ease of cross-reference. Response numbering corresponds directly to the numbers used in your original letter. Your original comments are restated, or restated in part, in Italics, for ease of reference.

BEGINNING OF RESPONSE

General

1.

As you are aware, in our verbal comments to you on August 31, 2004 and September 7, 2004, we informed you that as a result of our initial review of your proxy statement, certain issues and item requirements of Schedule 14A must be resolved in order for us to complete our review of your filing. For example we requested that you amend your proxy statement to provide the appropriate financial information. Additionally, we requested that you address the reasons for each proposal and its impact to shareholders, as well as to discuss whether there were any plans for the increase in authorized shares.

As detailed in each of the comments below, we do not believe your amended proxy statement filed January 7, 2005 and January 14, 2005 have adequately addressed the deficiencies in your original proxy statement.

. please provide us with a detailed analysis of how you intend to address our comments and provide your shareholders the information required by Schedule 14A.

Due to the logistical requirements of mailing additional materials, the current meeting date of February 24, 2005 will have to be set forward to accommodate review of this response to comments, satisfaction of any additional comment, printing and mailing.

Any Proxies that may have been received based on the prior documentation will be discarded and only proxies received from the subsequent mailing of the revised proxy materials that have cleared comment will be counted.

2.

Additionally, based on our Friday, January 21, 2005 conversation with you, it is our understanding that the only reason you amended your January 7, 2005 proxy statement on January 14, 2005 was to change the meeting date please confirm . . . . . . . . . . . . .

The reason we amended our January 7, 2005 proxy statement on January 14, 2005 was to change the meeting date. The reasoning was that the transfer agent indicated they had not order the needed DTC shareholders list that the delayed mailing for the originally contemplated date. We had to move the meeting date to maintain the minimum notice lead time to the shareholders.

Future amendments will be accompanied by properly marked copies indicating the changes.

3.

Finally, based on our conversation with you today, it is now our understanding that your proxy statement was mailed to your shareholders on Friday, January 21, 2005. Please confirm . . . . . . . . . . .

We communicated our belief that the materials had already been mailed during our conversation on Friday, January 21, 2005 and later in a follow-up conversation. We apologize if we were not clear relating to the status of the mailing. We have confirmed with the transfer agent that the mailing did occur on January 21, 2005 as originally indicated.

4.

Please advise us of the exemption relied upon and supporting fact for the securities to be issued to VOS Systems, Inc. in the proposed merger transaction. . . . . . . . . . . . . . . . . . . . . . . .

We believe that the share exchange transaction falls within the meaning of Regulation D section 230.501(d) as a “Business Combination” and that the share exchange would be considered a sale requiring registration or an exemption to registration under the Act.

We believe that Regulation D rule 506 would be one available exemption to cover the issuance of 1st Net, Inc. Common shares to VOS Systems, Inc. shareholders. In the event this safe harbor was not available, exemptions being non-exclusive we would seek a redundant exemption related to what we believe to be a nonpublic transaction with the VOS Systems, Inc. shareholders.

VOS Systems, Inc. has indicated that they have 74 shareholders which include the 5 directors. VOS Systems, Inc. has indicated that 69 of those investors are “accredited” investors as defined in Regulation D Rule 501(a). The majority of shareholders in VOS Systems, Inc. are individuals that have held their investments for more than 2 years.

The issuer (1st Net) has not engaged in any other offerings within the past year. No general solicitations have been made.

No securities have been issued in this transaction and none shall be issued until the transaction is approved by the shareholders. Upon approval, a form “D” notice will be filed in connection with the share exchange with the VOS Systems, Inc. shareholders. The shares issued in connection with the exchange shall bear a rule 144 restrictive legend.

Related Material, page 3

5.

This paragraph indicates that you will not mail an annual report to your shareholders either immediately before or concurrently with your proxy statement. And you confirmed today that your annual report has not been mailed to your shareholders. Under Rule 14a-3, however, a solicitation with respect to an annual meeting shall not be made unless each person solicited is concurrently furnished or has previously been furnished an annual report to security holders Please advise us of how you intend to comply with Rule 14a-3.

The revised materials include the Company’s Annual Report on Form 10-KSB for the fiscal year ending December 31, 2003 and Quarterly Report on Form 10-QSB for the period ended September 30, 2004 and will be mailed with the revised proxy materials.

6.

Additionally, regarding the last sentence of this section which states that “the Annual Report is not to be treated as part of the proxy solicitation material, or as having been incorporated by reference,” please note that you are required to either 1) provide all Schedule 14A Item requirements explicitly within your proxy statement, or 2) incorporate by reference certain Schedule 14A Item requirements in a specifically permitted manner. If you intend to incorporate by reference certain permitted information, however, you must delete this statement.

The revised materials include the Company’s Annual Report on Form 10-KSB for the fiscal year ending December 31, 2003 and Quarterly Report on Form 10-QSB for the period ended September 30, 2004 and will be mailed with the revised proxy materials.

We have incorporated by reference disclosure related to 1st Net Technologies contained in these filing in the manner permitted pursuant to schedule 14 A.

Proposal Three, page 6

7.

As the proposed merger transaction falls under Item 14 of Schedule 14A, Item 14(c)(1) of Schedule 14A requires Form S-4 level disclosures for both the acquiring and acquired company. Therefore, in addition to the financial statements provided for VOS Systems, all the information required by Parts B and C of Form S-4 must be provided. Please note that Item 14(e)(2) of Schedule 14A would allow you to comply with certain Item 14(c) information requirements for 1st Net Technologies by incorporating this information by reference to your annual report, but only to the extent that annual report is sent to security holders in compliance with Rule 14a-3. Please revise as necessary and note that mailing your annual report at this time after your proxy material has been mailed would not be consistent with the Rule 14a-3 requirement.

The revised materials include the Company’s Annual Report on Form 10-KSB for the fiscal year ending December 31, 2003 and Quarterly Report on Form 10-QSB for the period ended September 30, 2004 and will be mailed with the revised proxy materials.

We have incorporated by reference disclosure related to 1st Net Technologies contained in these filings and have identified these references on the last page of the revised proxy materials as required.

Annual Report for 1st Net Technologies, Inc. on Form 10-KSB for the fiscal year ending December 31, 2003; provided concurrently with these proxy materials.

Specific sections include: Item 1 “Description of Business”, Item 2 “Description of Property”, Item 3 “Legal Proceedings”, Item 5 “Market for Common Equity, Related Shareholder Matters and Small Business Issuer Purchases of Equity Securities”, Item 6 “Management Discussion and Analysis or Plan of Operation”, Item 7 “Financial Statements”, Item 8 “Changes in and Disagreements with Accountants on Accounting and Financial Disclosure” Periodic Report for 1st Net Technologies, Inc. on Form 10-QSB for the nine month period ending September 30, 2004; provided concurrently with these proxy materials.

Specific sections include: Item 1 “Financial Statements”, Item 2 “Management Discussion and Analysis or Plan of Operation”

These references respond to associated Form S-4 disclosures related to the issuer. Regulation S-B items 101,102,103,201,303,304 and 310 Additional disclosure has been added related to VOS Systems, Inc. to comply with the associated Form S-4 disclosures. Form S-4 item 17 (b)(1), Regulation S-B items 201,303, 304 and 310

Form S-4 item 17 (b)(1), requires “a brief description of the business done by the company which indicates the general nature and scope of the business”; the added disclosure is more consistent with Regulation S-B item 101.

Pursuant to 14a-101 F. Note to Small Business Issuers; where there was not a comparable disclosure item in regulation S-B requested information was not provided and financial information is related to Item 310 of regulation S-B.

8.

Please explain to shareholders how they will be impacted if the proposed merger transaction is approved. .

      This information should be consistent with the information included under Item 403 of Regulation S-K.

An additional section was added “Change in Control of 1st Net Technologies” explaining the impact to the existing 1st Net shareholders if the merger is approved the item 403 disclosure was also referenced.

9.

In the fourth paragraph on the “VOS Systems, Inc.” disclosure, please explain how the proposed merger transaction “brings value to the shareholders”.

This sentence has been removed. Shareholders can make their own judgments based on the materials provided.

Proposal Five, page 8

10.

Please disclose whether there are any current plans, proposals or arrangements for the use of the increase in authorized common shares other than the 36,050,000 to be issued in to VOS Systems in the proposed merger transaction.

The following disclosure was added to this disclosure in Proposal Five

“Management has no current plans, proposals or arrangements for the use of the increase in authorized common shares other than the 36,050,000 to be issued in to VOS Systems in the proposed merger transaction.”

11.

Please revise to explain the impact of dilution to your current shareholders from the issuance of additional common shares.

The dilution resulting from the issuances of the additional common shares related to the reorganization with VOS Systems, Inc. is discussed in this section.

Proposal Seven, page 9

12.

Please revise to explain to your shareholders why management agreed to the distribution of this asset and how this distribution will impact the company.

Additional discussion was added related to the reasoning and motivation for the distribution of this asset. The impact to the company was clarified.

Voting Securities, Principal Holders, page 11

13.

Please provide the information required by Item 403(b) of Regulation S-B, or advise us why specific information is not required. In this regard, please note that this information is required director nominees. Similarly, it appears the Mr. Watson is the beneficial owner of the shares held by JW Holding Corp. and possibly Entrepreneur Group as well.

The information required by 403(b) was revised to include director nominees. The beneficial holder status was clarified regarding Mr. Watson. The previous note has been revised to positively affirm his beneficial holder status. His name was added to the table with his direct holdings identified.

14.

Additionally, please note that in order for this information to be meaningful to your shareholders, all Item 403 information must be presented to reflect your ownership both from a current standpoint, as well as to explain how the proposed merger transaction will change the ownership of your company. Among other information, this post-transaction will indicate the beneficial owners of more than five percent of any class of your voting securities. See Item 403(c) of Regulation S-B. Please revise or advise.

An additional table was added to reflect the beneficial ownership that would result if the reorganization with VOS systems is approved and includes 5% shareholders that would exist post transaction.

The terms and effect of the exchange have been restated which indicate the change in control to the shareholders of VOS Systems, Inc.

END OF NUMBERED RESPONSES

RESPONSE TO OTHER COMMENTS

     As noted in comment 1, based on these deficiencies in the proxy materials you mailed to your shareholders, it appears that accumulating and counting the proxy cards associated with these soliciting materials would be inappropriate. Therefore, please provide us with a detailed analysis of how you intend to address our comment and provide your shareholders the information required by Schedule 14A prior to their voting decisions.

As stated in our response to comment 1: The current meeting date of February 24, 2005 will have to be set forward to accommodate review of this response to comments, satisfaction of any additional comment, printing and mailing of revised Proxy materials.

Any Proxies that may have been received based on the prior documentation will be discarded and only proxies received from the subsequent mailing of the revised proxy materials that have cleared comment will be counted.

     In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The company will provide in writing the requested acknowledgement.

END OF RESPONSES

1st NET TECHNOLOGIES, INC.
1869 W. Littleton Blvd. Littleton, Colorado 80120
Phone 303-738-8994
Fax 303-347-8763
February 24, 2005

Mr. Robert Bell
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Dear Mr. Bell

Per the letter received from the Securities and Exchange Commission, dated February 10, 2005, 1st Net Technologies, Inc. acknowledges the following:

  The company is responsible for the adequacy of the disclosure in the filing.
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities of the United States.

Sincerely,

/s/ James H. Watson, Jr.

James H. Watson, Jr.
Chairman/President